UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Windtree Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97382D204
(CUSIP Number)

Lee Siu Fong

Lee’s Pharmaceutical International Limited

1/F, Building 20E, Phase 3

Hong Kong Science Park, Shatin, Hong Kong

+852 2314 1282

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21st, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97382D204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
China Cardiovascular Focus Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,063,861
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,063,861

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,063,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculations are based upon approximately 32,069,153 shares of Common Stock of the Issuer outstanding as of December 21st, 2018, as reported by the Issuer to the Reporting Persons.

CUSIP No.	97382D105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lee’s Pharmaceutical International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,063,861
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,063,861

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,063,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculations are based upon approximately 32,069,153 shares of Common Stock of the Issuer outstanding as of December 21st, 2018, as reported by the Issuer to the Reporting Persons.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Windtree Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 2600 Kelly Road, Warrington, Pennsylvania 18976.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by the following persons (each a “Reporting Person,” together the “Reporting Persons”):

(i) China Cardiovascular Focus Limited (“China Cardiovascular”), a company incorporated in the British Virgin Islands with limited liability; and

(ii) Lee’s Pharmaceutical International Limited (“Lee’s International”), a company incorporated in the British Virgin Islands with limited liability.

The Reporting Persons have entered into a joint filing agreement, dated as of December 28, 2018, a copy of which is filed herewith as Exhibit 7.01. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

(b) Each of China Cardiovascular and Lee’s International has its principal business address at 1/F, Building 20E, Phase 3, Hong Kong Science Park, Shatin, Hong Kong.

(c) China Cardiovascular is a wholly-owned subsidiary of Lee’s International and owned 49.58% of the outstanding shares of of CVie Investments Limited (“CVie”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, prior to the Merger (as defined below).

Lee’s International is a wholly-owned subsidiary of Lee’s Pharmaceutical Holdings Limited (“Lee’s”), a company incorporated in the Cayman Islands with limited liability with its issued shares listed on the Hong Kong Main Board of the Stock Exchange. Lee’s is a biopharmaceutical company with over 20 years of operation in China’s pharmaceutical industry. It is in the business of drug development, clinical development, regulatory, manufacturing, sales and marketing in China with focuses on several different areas such as cardiovascular and infectious diseases, dermatology, oncology, gynecology, ophthalmology and others. Lee’s filed a statement on Schedule 13D with the Securities and Exchange Commission on November 21, 2017, which was further amended on April 4, 2018, May 15, 2918 and on the date hereof, respectively.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Pursuant to an Agreement and Plan of Merger dated as of December 21, 2018 (the “Merger Agreement”) entered into by and among the Issuer, WT Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of the Issuer and an exempted company with limited liability incorporated under the laws of the Cayman Islands, and CVie (together, the “Merger Parties”), Merger Sub merged with and into CVie, with CVie becoming the sole surviving entity as a wholly owned subsidiary of the Issuer (the “Merger”). Under the terms of the Merger Agreement, the Issuer issued Common Stock to CVie’s former shareholders, at an exchange ratio of 0.3512 share of Common Stock for each share of CVie outstanding prior to the Merger, resulting in the issuance of 16,265,060 shares of Common Stock in exchange for the shares of CVie. The Merger closed on December 21, 2018 (the “Closing Date”).

Pursuant to the Merger, China Cardiovascular, as a 49.58% owner of CVie prior to the Merger, received 8,063,861 shares of Common Stock. On the Closing Date, the Issuer entered into an indemnification letter agreement (the “Indemnification Letter Agreement”) with Lee’s, pursuant to which Lee’s agreed to indemnify the holders of issued and outstanding shares of Common Stock as at December 20, 2018 (the “Indemnitees”) for any loss, liability, damage or expense, including reasonable attorney’s fees and expenses incurred by the Issuer in connection with or, as a result of, any material inaccuracy in any representation or warranty made by CVie in the Merger Agreement (notwithstanding that the representations and warranties made by CVie do not survive after the Effective Time). To secure Lee’s performance of this indemnity obligation, 984,000 of the shares of Common Stock issued to China Cardiovascular in the Merger (the “Escrow Shares”) are being placed in escrow with Continental Stock Transfer & Trust Company for one year pursuant to an escrow agreement dated as of December 21, 2018 (the “Escrow Agreement”). Since the Escrow Agreement provides that during the one-year term of the Escrow Agreement, Lee’s will have the exclusive right to exercise any voting rights with respect to the Escrow Shares, the Escrow Shares are not excluded in calculating the Reporting Persons’ beneficial ownership in this Schedule 13D filing. Thus, China Cardiovascular is deemed to beneficially own 8,063,861 of Common Stock.

Lee’s International, as the 100% owner of China Cardiovascular, is deemed to beneficially own 8,063,861 shares of Common Stock.

In connection with the Merger, the board of directors of the Issuer declared a dividend to the holders of record of outstanding shares of Common Stock, and holders of certain warrants to purchase Common Stock, that were outstanding on December 20, 2018, of 0.5731 Series H AEROSURF Warrant, for each share of Common Stock held by a shareholder or each warrant held by a warrant holder, as applicable, on the record date (the “AEROSURF Warrants”). The Issuer expects to distribute AEROSURF Warrants that are exercisable for an aggregate of 2,962,781 shares of Common Stock. Each AEROSURF Warrant has a term of five years and provides for automatic exercise into one share of Common Stock, without any exercise price, upon the Issuer’s public announcement of the dosing of the first human subject enrolled in the Issuer’s Phase 3 clinical trial for AEROSURF. China Cardiovascular is expected to receive a certain amount of the AEROSURF Warrants, which are yet to be issued. Because the automatic exercise of the AEROSURF Warrants is contingent upon the occurrence of a certain outcome of the Phase 3 clinical trial for AEROSURF, they may not be exercisable within 60 days upon their issuance. Thus, AEROSURF Warrants will not be included in the beneficial ownership calculation of the Reporting Persons pursuant to Rule 13d-3(d)(1) of the Act.

Item 4.	Purpose of Transaction

The Issuer, together with CVie and its wholly owned subsidiary CVie Therapeutics Limited, a Taiwan corporation organized under the laws of the Republic of China (the “Taiwan Subsidiary”, and together with the Issuer and CVie, the “Issuer Group”) is principally engaged in clinical-stage biotechnology business focused on developing aerosolised KL4 surfactant therapies for respiratory diseases and other potential applications. One of the driving forces for the Issuer Group in moving forward is to secure additional capital necessary to realize the full potential of its KL4 surfactant and aerosol delivery platforms. CVie and the Taiwan Subsidiary, principally engage in cardiovascular diseases drug development and currently own two assets, namely Rostafuroxin and Istaroxime, where both just completed Phase IIb studies that target cardiovascular diseases with significant unmet medical need.

Lee’s is of the view that the Merger adds value to the Issuer Group by enhancing its product portfolio by having three Phase III enabling assets in pulmonary and cardiovascular disease areas, which in turn allows the Issuer Group to be in a better position to raise additional capital for the development of its pipeline products.

In addition, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through any trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) The beneficial ownership percentage for China Cardiovascular described in this Schedule 13D is based on 8,063,861 shares of Common Stock issued directly to China Cardiovascular in connection with the Merger Agreement. The beneficial ownership percentage of Lee’s International described in this Schedule 13D is based on Lee’s International’s indirect ownership, through China Cardiovascular, 8,063,861 shares of Common Stock described in the foregoing. China Cardiovascular’s ownership constitutes approximately 25.1% and Lee’s International’s ownership constitutes approximately 25.1% of the Common Stock outstanding based on approximately 32,069,153 shares of Common Stock outstanding as of December 21, 2018 as reported directly by the Issuer to the Reporting Persons.

(b) China Cardiovascular directly holds, and has voting and dispositive power over, the 8,063,861 shares of Common Stock issued to it in connection with the Merger Agreement. Lee’s International, as the sole owner of China Cardiovascular, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such shares. Other than for the purposes of Rule 13d-3 of the Act, Lee’s International disclaims beneficial ownership of the shares of Common Stock, except to the extent of its pecuniary interest therein, as applicable.

(c) Except as described above, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the past sixty days.

(d) No person other than the applicable Reporting Person is known to such Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock as reported by such Reporting Person in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions in Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

The description of the Merger Agreement and the AEROSURF Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements as filed with the Securities and Exchange Commission as follows:

(1)	Merger Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018; and

(2)	Form of AEROSURF Warrant, attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.01*	Joint Filing Agreement, dated as of December 28, 2018, between China Cardiovascular and Lee’s International.

Exhibit 7.02	Merger Agreement dated December 21, 2018, by and among the Issuer, WT Acquisition Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Issuer, and CVie Investments Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report of Form 8-K, as filed with the SEC on December 21, 2018).

Exhibit 7.03	Form of AEROSURF Warrant (Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

Exhibit 7.04*	Escrow Agreement, dated as of December 21, 2018.

*filed herein as an exhibit.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 31, 2018

China Cardiovascular Focus Limited

By:	/s/ Lee Siu Fong
Name:	Lee Siu Fong
Title:	Director
Lee’s Pharmaceutical International Limited

By:	/s/ Lee Siu Fong
Name:	Lee Siu Fong
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE I

Information with Respect to

Executive Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers (if any) and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is: China Cardiovascular Focus Limited or Lee’s Pharmaceutical International Limited, the business address of each of which is: 1/F, Building 20E, Phase 3 Hong Kong Science Park, Shatin, Hong Kong.

To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

China Cardiovascular Focus Limited (“China Cardiovascular”)

Directors:

Name	Title	Citizenship
Ms. Lee Siu Fong	Chairman	Hong Kong
Ms. Leelalertsuphakun Wanee	Managing Director	Hong Kong
Dr. Li Xiaoyi	Chief Executive Officer of Lee’s	Hong Kong

Lee’s Pharmaceutical International Limited

Directors:

Name	Principle Employment, Title, Address of Employer	Citizenship
Ms. Lee Siu Fong	Chairman	Hong Kong
Ms. Leelalertsuphakun Wanee	Managing Director	Hong Kong
Dr. Li Xiaoyi	Chief Executive Officer of Lee’s	Hong Kong

China Cardiovascular is wholly owned by Lee’s Pharmaceutical International Limited, whose directors and officers are set forth above.